UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ownertel, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

691213 10 2

(CUSIP Number)

Bluepoint Financial, LLC

205 Van Buren Street

Suite 150

Herndon, VA 20170

copy to: Craig F. Zappetti, Esq.

Saul Ewing LLP

Centre Square West, 1500 Market Street, 38th Floor

Philadelphia, PA 19102-2186

(Name, Address and Telephone Number of Person Authorized to

receive Notices and Communications)

April 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 691213 10 2

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bluepoint Financial, LLC EIN#: 20-4794410

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). _____

6.	Citizenship or Place of Organization

United States

Number of	7.	Sole Voting Power	60,500,000
Shares
Beneficially	8.	Shared Voting Power	0
Owned by
Each Reporting	9.	Sole Dispositive Power	60,500,000
Person With
10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

60,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

83.9%

14.	Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

Bluepoint Financial, LLC’s Schedule 13D relates to the purchase of an aggregate of 60,500,000 shares of common stock, par value $0.001 per share of Ownertel, Inc. (the “Company”). The Company’s principal executive office is located at 205 Van Buren Street, Suite 150, Herndon, Virginia 20170.

Item 2. Identity and Background.

(a)-(c) Bluepoint Financial, LLC is filing this Schedule 13D (the “Reporting Person”). The business address of the Reporting Person is 205 Van Buren Street, Suite 150, Herndon, Virginia 20170. The sole managers and members of Bluepoint Financial, LLC are:

Robert Druzak

8331 Dominica Place

Wellington, Florida 33414

John Signorello

11734 English Mill Ct.

Oakton, Virginia 22124

Mr. Druzak is employed full time as a Vice President of Iceweb, Inc., located at 205 Van Buren Street, Suite 220, Herndon, Virginia 20170. Mr. Signorello is employed as the Chief Executive Officer of Iceweb, Inc., located at 205 Van Buren Street, Suite 220, Herndon, Virginia 20170.

(d) During the past five years, neither the Reporting Person nor either of Messrs. Druzak or Signorello has been convicted in a criminal proceeding.

(e) During the past five years, neither the Reporting Person nor either of Messrs. Druzak or Signorello has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person and each of Messrs. Druzak and Signorello are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On April 30, 2007, the Reporting Person entered into a Stock Purchase Agreement pursuant to which the Reporting Person purchased 50,000,000 shares of common stock from the Company for $30,000, an aggregate of 5,250,000 shares of the Company’s common stock from William G. Head, III and his family trust for an aggregate purchase price of $3,150 and 5,250,000 shares of the Company’s common stock from Elizabeth Crews for $3,150. These transactions were funded from the capital accounts of the Reporting Person, which in turn was funded equally from the personal funds of Messrs. Druzak and Signorello.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Company described above as an investment. The Reporting Person has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth below:

(b) The Reporting Person has acquired the securities of the Company described above for the purpose of acquiring control of the Company. On July 9, 2005, the Company was administratively dissolved by the State of Georgia pursuant to Section 14-2-1421 of the Georgia Business Corporation Code. Prior to that date, the Company was a marketer and reseller of local and long distance telephone and internet services. The Company has not filed current, periodic or annual reports with the Securities and Exchange Commission required under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since and including the Annual Report on Form 10-KSB for the year ended December 31, 2002 through the date of this report (the “SEC Filings”). On July 13, 2006, the Company was reinstated as an active Georgia corporation pursuant to the Georgia Business Corporation Code. The Reporting Person does not contemplate continuing the Company’s business as a marketer and reseller of local and long distance telephone and internet services, but intends to locate a suitable business for the Company to acquire through purchase or merger after it completes all required SEC Filings. The Reporting Person has not identified any such business nor has it determined in which industry it will seek to locate such business.

(d) Upon closing of the transactions described in the Stock Purchase Agreement, Mr. Head resigned as the Company’s president and Ms. Crews resigned from her position as a director and as the Company’s chief financial officer. In addition, Mr. Druzak was appointed as a director and as our president and chief executive officer.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 60,500,000 shares of common stock, which constitutes 83.9% of the common stock outstanding (based upon 72,093,886 shares of common stock issued and outstanding as of April 30, 2007).

(b) The Reporting Person has the sole voting power and power to dispose of 60,500,000 shares of common stock.

(c) In the past 60 days or since the most recent filing on Schedule 13D by the Reporting Person, the Reporting Person effected the following transaction:

On April 30, 2007 the Reporting Person entered into a Stock Purchase Agreement pursuant to which the Reporting Person purchased 50,000,000 shares of common stock from the Company for $30,000, an aggregate of 5,250,000 shares of the Company’s common stock from William G. Head, III and his family trust for an aggregate purchase price of $3,150 and 5,250,000 shares of the Company’s common stock from Elizabeth Crews.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 30, 2007, the Company entered into a Stock Purchase Agreement with the Reporting Person, William G. Head, III and Elizabeth Crews (the “Purchase Agreement”), pursuant to which, among other things, the Company sold 50,000,000 shares of its common stock to the Reporting Person for $30,000, the Reporting Person purchased an aggregate of 5,250,000 shares of the Company’s common stock from William G. Head, III and his family trust for an aggregate purchase price of $3,150 and the Reporting Person purchased 5,250,000 shares of the Company’s common stock from Elizabeth Crews for $3,150. A copy of the Purchase Agreement is included as Exhibit 10.1 to the Current Report on Form 8-K filed on April 30, 2007 and is incorporated herein by reference.

Item 7. Material To Be Filed As Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Stock Purchase Agreement, between the Company, the Reporting Person, William G. Head, III and Elizabeth Crews dated as of April 30, 2007 (incorporated by reference to the Company’s Current Report on Form 8-K, filed on April 30, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUEPOINT FINANCIAL, LLC

Date: April 30, 2007	By:	/s/ Robert Druzak
Robert Druzak, Manager